12012827

S

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- 29149

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GE Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Merritt 7
(No. and Street)

Norwalk	Connecticut	06851
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Clairemarie Motta (203)-749-6851
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

3001 Summer Street	Stamford	Connecticut	06827
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/4

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3/26

OATH OR AFFIRMATION

I, Clairemarie Motta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GE Capital Markets, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

TRECIA N. CANNON
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31, 2013

Notary Public

Signature

Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

GE CAPITAL MARKETS, INC.

(A Wholly-Owned Subsidiary of General Electric Capital Corporation)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

Report of Independent Registered Public Accounting Firm

The Board of Directors
GE Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of GE Capital Markets, Inc. (the Company) (a wholly-owned subsidiary of General Electic Capital Corporation) as of December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GE Capital Markets, Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012

GE CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of General Electric Capital Corporation)

Statement of Financial Condition

December 31, 2011

Assets		**2011**
Cash and equivalents	$	34,883,935
Investment in money market account (note 1)		95,140,820
Noninterest bearing deposit with the Financial Industry Regulatory Authority		34,496
Receivable from Parent, net (note 2 and 3)		75,328,396
Underwriting and placement fees receivable		330,000
Prepaid expenses		542,270
Total assets	$	206,259,917
Liabilities and Stockholder's Equity		
Liabilities:		
Other liabilities	$	66,549
Subordinated borrowings (note 3)		90,000,000
Stockholder's equity:		
Common stock, of $1 par value. Authorized, issued and outstanding 1,000 shares		1,000
Additional paid-in capital		1,499,000
Retained earnings		114,693,368
Total stockholder's equity		116,193,368
Total liabilities and stockholder's equity	$	206,259,917

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

GE Capital Markets, Inc. (the Company) is a wholly-owned subsidiary of General Electric Capital Corporation (GECC or the Parent). The Company was incorporated on February 15, 1983 to provide various investment banking services and is a registered broker and dealer in securities registered under the Securities Exchange Act of 1934. The Company's principal operations consist of (i) developing new sources of debt finance, (ii) providing debt placement services and (iii) arranging debt syndications. These activities are primarily performed on behalf of GECC and its affiliates.

(b) Cash and Equivalents

Cash and equivalents include cash in banks and investments in overnight money market mutual funds with original maturities of three months or less.

(c) Investment in Money Market Account

The investment in money market account, which represents institutional shares in a cash management fund and is payable on demand, is carried at cost which approximates fair value.

(d) Income Taxes

General Electric Company, the ultimate parent of GECC, files a consolidated U.S. federal income tax return which includes the Company's results of operations. The Parent allocates to the Company an amount of income tax expense or benefit attributable to the Company's stand-alone operations as though the Company filed separate income tax returns determined in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes. The outstanding balances of current taxes are included in receivable from Parent, net (see note 2).

(e) Underwriting and Placement Fees

The Company earns placement fee revenue by facilitating and executing debt placement, syndication and other sources of debt financing. Underwriting fees, net of syndication expenses, arise from securities offerings in which the Company acts as an underwriter (co-manager) or agent. Underwriting and placement fees are recorded at the time the underwriting is completed and the income is reasonably determined.

The allowance for losses on underwriting and placement fees receivable represents our best estimate of probable losses. Losses are recorded when probable and estimable. Outstanding receivables are evaluated for potential specific credit or collection issues that might indicate an impairment. As of December 31, 2011, the allowance for losses on underwriting and placement fees receivable was $0.

(f) Use of Estimates

Preparing statements of financial condition in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts and related disclosure. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company has, from time to time, performed services for affiliates. In such situations, the financial effects of these transactions are fully absorbed by GECC and, therefore, are not reflected in the Company's statement of financial condition. Because of these transactions and the significance of activities performed on behalf of GECC, the Company's financial position would be different if it operated independently of GECC.

The balance of the receivable from Parent, net includes cash deposited with the Parent resulting from commissions and fees earned, net of balances due from the Company to GECC, has no fixed maturity and earns interest at a stated intercompany loan rate set by GECC Treasury, which averaged approximately 2.02% during the year. As of December 31, 2011, the Company has accumulated federal and state current income tax receivable of $443,598, included within the balance of the receivable from Parent, net.

(3) Subordinated Borrowings

The Company has $90 million of subordinated borrowings outstanding with its Parent under a subordinated note agreement, which is due on October 31, 2016, and bears interest at 3 month LIBOR plus 275bps, which at December 31, 2011 was 3.12%.

The Company also has a revolving subordinated credit agreement for $210 million with its Parent with a scheduled maturity date of October 31, 2016. The agreement provides for interest on outstanding borrowings of 3 month LIBOR plus 275bps and 5bps on the unused commitment. As of December 31, 2011, this credit facility was not drawn-down.

The subordinated note and the revolving subordinated credit agreement have been approved by the Financial Industry Regulatory Authority (FINRA) for use by the Company in computing its net capital under the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

(4) Net Capital

The Company, as a registered broker and dealer in securities, is subject to Rule 15c3-1 of the SEC. The Company computes its net capital under the aggregate indebtedness method. Under Rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Also, the Company may be required to reduce its business or may be prohibited from expanding its business if its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

The Company is exempt from Rule 15c3-3, pursuant to Section (k)(2)(ii) of the Rule which requires all customer transactions to be cleared through another broker-dealer on a fully disclosed basis.

In addition, as a securities broker and dealer, the SEC requires the Company to maintain a minimum net capital level that is the greater of $100,000 or 6 2/3% of total aggregate indebtedness. At December 31, 2011, the Company had net capital of $127,311,107, which was $127,211,107 in excess of the minimum net capital required under Rule 15c3-1.

(5) Fair Value Measurements

The Company adopted ASC 820, *Fair Value Measurements and Disclosures*, for all financial instruments and nonfinancial instruments accounted for at fair value on a recurring basis. This guidance establishes a new framework for measuring fair value and expands related disclosures. Broadly, the framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous markets for the asset and liability in an orderly transaction between market participants. It also establishes a three-level valuation hierarchy based upon observable and nonobservable inputs.

For financial assets and liabilities, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction with market participants at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

- **Level 1** – Quoted prices for identical instruments in active markets.
- **Level 2** – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- **Level 3** – Significant inputs to the valuation model are unobservable.

At December 31, 2011, the Company had $130,024,755 in cash and equivalents and investments, which are Level 1 investments. The Company did not hold any Level 2 or Level 3 investments at December 31, 2011.

(6) Subsequent Events

There were no reportable subsequent events through February 28, 2012, the date the statement of financial condition was issued.

KPMG

GE CAPITAL MARKETS, INC.

(A Wholly-Owned Subsidiary of General Electric Capital Corporation)

Securities Investor Protection Corporation (SIPC)
Form SIPC-7

December 31, 2011

(With Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Thereon)

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
GE Capital Markets, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by GE Capital Markets, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC (collectively the "Specified Parties" of the report), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the summation of Total Revenues reported on the Company's quarterly FOCUS Form X-17a 5 for the three month periods ending March 31, 2011; June 30, 2011; September 30, 2011 and December 31, 2011, with the amounts reported in Form SIPC-7 for the twelve months ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Specifically, we compared:

   a. The deduction from line 2c (9)(i) titled "Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b (4) above) but not in excess of total interest and dividend income" on SIPC-7, to the Company's accounting recorded for the period of January 1, 2011 to December 31, 2011, noting no differences; and

4. Proved the arithmetical accuracy of the "General Assessment" line 2e by adding "Total revenue" and "Deductions" to arrive at the "SIPC Net Operating Revenues" on line 2d and multiplied it by the assessment fee of 0.25%, noting no differences.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012

GE CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of General Electric Capital Corporation)

Schedule of General Assessment

Period from January 1, 2011 to December 31, 2011

Total revenue (FOCUS Line 12/Part IIA Line 9)	$	1,317,384
Deductions:		
Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b (4) above) but not in excess of total interest and dividend income.		(110,940)
SIPC Net Operating Revenues		1,206,444
General Assessment @ .0025		3,016
Less payment made with SIPC-6		222
Less overpayment applied		—
Assessment balance due or (overpayment)	$	2,794